Jeffrey M. Jones

801-415-3000

December 23, 2005

TELECOPIED TO: (202) 942-9544

AND VIA EDGAR

AND VIA FEDERAL EXPRESS

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:

Michele Anderson, Legal Branch Chief

Cheryl Grant

Re:

Fonix Corporation

Amendment No. 1 to Form S-1

Filed October 2, 2005

File No. 333-129092

Amendment No. 1 to Form S-1

Filed December 2, 2005

File No. 333-129236

Preliminary Revised Schedule 14A

Filed December 2, 2005

File No. 0-23862

Dear Ms. Anderson and Ms. Grant:

We refer you to the second letter of the staff of the Commission (the “Staff”) dated December 15, 2005 (the  “Second Comment Letter”), with regard to the amendments to the registration statements (the "Registration Statements") and the revised preliminary proxy statement (the “Proxy Statement”) referenced above filed by Fonix Corporation, a Delaware corporation (“Fonix” or the “Company”).  This letter is directed to you on behalf of the Company and contains its responses to the Staff’s comments set forth in the Comment Letter.

We have provided with the hard copy of this letter two clean copies of the Amendment No. 2 to each of the Registration Statements, as well as two redlined copies to show the changes made.  We have also provided two copies of the second revised preliminary Proxy Statement, as well as two redlined copies of the Proxy Statement to show the changes made.

The Company has filed, through its EDGAR agent, the two amendments to the Registration Statements and the revised Proxy Statement contemporaneously with the filing of this letter on EDGAR.

Securities and Exchange Commission

December 23, 2005

Additionally for your convenience, the Staff's comments from the Comment Letter have been restated below and are followed by the Company’s responses.

Amendment No. 1 to Form S-1, File Number 333-129092

General

1.

We note your response to our prior comment number two.  However, we believe the blackout shares are not ripe for resale, or registration, at this time because your issuance of the shares is contingent on, among other things, the instant registration statement’s not being available for use.  Therefore, please remove any disclosure that suggests the blackout shares are being registered now.  If you actually incur the liquidated damages, and hence, the blackout shares become determinable, then at that time you may file a registration statement covering those shares.

Response to Comment No. 1

The Company has stated both in the summary and in the body of the registration statement that the number of shares registered specifically excludes any shares issued as blackout shares.

2.

We note your response to our prior comment six that “the natural person who controls Southridge also shares investment control over Queen LLC.”  WE also note that Southridge owns shares of Fonix preferred stock that convert into Fonix common stock based upon a floating exchange ratio tied to the market price of the common stock.  As a result of this floating exchange ratio, we view Queen’s obligation under the equity line financing as not being irrevocable because of its affiliate’s ability to engage in market transactions that could indirectly trigger restrictions on Queen’s ability to receive shares under the equity lien financing.  Therefore, we do not view the equity line financing as properly structured under Section 5 of the Securities Act of 1933.  As a result, please withdraw this registration statement or provide us your analysis as to why Queen remains irrevocably bound to receive shares under the equity line financing.

Response to Comment No. 2

In response to Comment No. 2, the Company would first like to clarify the relationship between the parties involved in transactions with Fonix, including Queen LLC, and Southridge Partners, LP.  Following receipt of this Comment, the Company engaged in detailed discussions with Queen and with Southridge to determine the specific nature of any relationship between these entities.

Securities and Exchange Commission

December 23, 2005

Queen LLC is a limited liability company managed by a corporate director, Navigator Management Ltd.  David Sims is the natural person who is the president of Navigator Management.  As such, Mr. Sims is the natural person with voting and investment control over Queen LLC.  Mr. Sims has final authority on voting and investment decisions regarding shares held by Queen.

Southridge Partners, LP, is a Delaware limited partnership.  Southridge Capital Management LLC  is the General Partner of Southridge Partners.  Steven Hicks is the natural person who is the president of Southridge Capital Management.  As such, Mr. Hicks has voting and investment control over Southridge Partners.

Southridge Capital Management LLC (of which Mr. Hicks is President) has a contractual advisory relationship with Queen LLC, pursuant to which Southridge Capital Management has been delegated investment control over Queen's assets.   However, pursuant to the contract, Southridge Capital Management's investment control may be terminated at any time through written notice.  As such, while Southridge Capital Management maintains investment control of Queen's assets pursuant to a contractual advisory relationship with Queen, overriding control over investment and voting of shares held by Queen LLC resides with Queen and its corporate director, Navigator Management, of which Mr. Sims is president.

McCormack Avenue Ltd. is a limited company, managed by a corporate director, Discovery Management Limited.  David Sims is the natural person who is the president of Discovery Management Limited.  As such, Mr. Sims is the natural person with voting and investment control over McCormack Avenue Ltd.  Mr. Sims has final authority on voting and investment decisions regarding shares held by McCormack.

Southridge Capital Management (of which Mr. Hicks is President) has a similar contractual advisory relationship with McCormack.  Pursuant to such contract, Southridge Capital Management's investment control may be terminated by McCormack at any time through written notice.  As such, while Southridge Capital Management maintains investment control of McCormack's assets pursuant to a contractual advisory relationship with McCormack, overriding control over investment and voting of shares held by McCormack resides with McCormack and its corporate director, Discovery Management, of which Mr. Sims is president.

The Company has clarified the disclosure relating to the management and control of Queen, McCormack, and Southridge in the two registration statements.  Specifically, the Company has explained that while there is a contractual advisory relationship between the entity that controls Queen and the entity that controls Southridge Partners, investment and voting control over Queen resides in Queen’s corporate director, controlled by Mr. Sims, and investment and voting control over Southridge Partners rests with its corporate general partner, controlled by Mr. Hicks.

Securities and Exchange Commission

December 23, 2005

With respect to the Staff's suggestion that Queen's obligations under the equity line are not irrevocable, the Company respectfully disagrees.  In the Seventh Equity Line Agreement, Queen is irrevocably bound to purchase the shares that are put to it in connection with a put notice that meets the conditions precedent.  Those conditions include: 7.2(a) - a valid registration statement shall have been filed; 7.2(b) there shall be an effective registration statement; 7.2(c) the representations and warranties made in the Seventh Equity Line Agreement shall be true and correct as of the date of each put notice; 7.2(d) the Company shall have performed its obligations under the agreement; 7.2(e) no injunction existing against the transactions contemplated by the Seventh Equity Line Agreement; 7.2(f) no suspension in trading; 7.2(g) counsel shall have provided a legal opinion as required; 7.2(h) no dispute with respect to adequacy of disclosure in the registration statement; 7.2(i) (see below); 7.2(j) reserved (i.e. no condition); 7.2(k) the Company shall have no knowledge of any event that will cause the registration statement to be suspended; 7.2(l) no valuation event or no blackout period occurring; 7.2(m) the issuance of shares shall not violate any shareholder voting requirements; 7.2(n) reserved (i.e. no condition stated); and 7.2(o) an officer of the Company shall provide a certificate stating that the conditions have been met.

If each of these conditions is met, Queen is irrevocably bound to purchase the shares put to it.

Section 7.2(i) contains the percentage limitation condition.  It states as follows:

(i) Percent Limitation. On each Closing Date, the number of Put Shares then to be purchased by the Investor shall not exceed the number of such shares that, when aggregated with all other shares of Registrable Securities then owned by the Investor beneficially or deemed beneficially owned by the Investor, would result in the Investor owning no more than 4.999% of all of such Class A Common Stock as would be outstanding on such Closing Date, as determined in accordance with Section 16 of the Exchange Act and the regulations promulgated thereunder. For purposes of this Section, in the event that the amount of Class A Common Stock outstanding as determined in accordance with Section 16 of the Exchange Act and the regulations promulgated thereunder is greater on a Closing Date than on the date upon which the Put Notice associated with such Closing Date is given, the amount of Class A Common Stock outstanding on such Closing Date shall govern for purposes of determining whether the Investor, when aggregating all purchases of Class A Common Stock made pursuant to this Agreement and, if any, Warrant Shares and Blackout Shares, would own more than 4.999% of the Class A Common Stock following such Closing Date.

Securities and Exchange Commission

December 23, 2005

The Company believes that the percentage limitation have been standard in Equity line documents utilized by other issuers and are valid for several reasons.  First, percentage limitations have been upheld by the Securities and Exchange Commission, as well as federal courts considering their application.  In the BancBoston Capital Inc. No-Action Letter ((1987 SEC No-Act. LEXIS 2314, available August 10, 1987), the Staff faced the issue of whether a conversion limitation of 4.9% in a convertible instrument meant that the holder would not be deemed to be the holder of five percent or more of the underlying common stock.  BancBoston pointed out that the limitation meant that it was restricted from holding more than 4.9%, and as such, should not be deemed to be subject to the reporting obligations under Section 13(d) and Regulation 13D-G.

The Staff agreed, and responded:

[T]his Division will not recommend enforcement action under Section 13(d) of the Securities Exchange Act of 1934 if BBC does not report on a Schedule 13D beneficial ownership of more than five percent of the equity securities of Osborn Communications Corporation.  In arriving at this position, we have noted your representation that Osborn's charter provides that BBC may not convert its non-voting common stock if the conversion would result in BBC beneficially owning more than 4.9 percent of Osborn's outstanding voting stock.

Federal courts have implemented the Staff's rules and policy approaches to these conversion caps.  (See, e.g. Levy v. Southbrook Int'l Investments, Ltd., 263 F.3d 10 (2d Cir. 2001, cert. denied, 2002 U.S. LEXIS 3246) reviewing the SEC's amicus curiae brief and holding "According to the SEC, a holder of convertible securities that is subject to a binding conversion cap is not a more than 10% beneficial owner of the underlying equity securities.")

The conversion cap in the Seventh Equity Line constitutes a valid, enforceable limitation on the number of shares that Queen LLC may be obligated to purchase in connection with a put.  It was the product of negotiation between the Company and Queen.  It reflects a limitation established by the SEC's rules relating to public disclosure of beneficial ownership of 5% or more of an issuer's securities.  The rationale behind the limitation is clear.  It is part of an agreement and transaction negotiated at arms length between the parties.

Second, this is the sixth equity line that the Company has entered into and operated with Queen.  (The Fourth Equity Line agreement was entered into but was withdrawn before any funds were drawn or any shares were issued.  As such, the Company has drawn on and issued shares in connection with the First, Second, Third, Fifth, Sixth, and finally this Seventh equity line.)  Each of the prior equity line agreements contained a percent limitation identical to that set forth in Section 7.2(i), quoted above.  The Company has undergone frequent and thorough reviews of the registration statements which the Company has filed in connection with each of the prior equity lines.

Securities and Exchange Commission

December 23, 2005

Indeed, the registration statement before the Staff (SEC File No. 333-129092) is the second registration statement filed by the Company in connection with the Seventh Equity Line, the first having been declared effective following a review by the Staff.

Third, there appears to be nothing in the Staff's treatment of equity lines of credit which states that a conversion cap or percent limitation constitutes the kind of "investment decision" which the SEC finds objectionable in connection with equity line financings.  The March 31, 2001, Quarterly Update's treatment of equity line financings states as follows:

While we analyze private equity line financings as indirect primary offerings, we recognize that the "resale" form of registration is sought in these financings. As such, we will permit the company to register the "resale" of the securities prior to its exercise of the "put" if the transactions meet the following conditions:

-

The company must have "completed" the private transaction of all of the securities it is registering for "resale" prior to the filing of the registration statement.

-

The "resale" registration statement must be on the form that the company is eligible to use for a primary offering.

-

In the prospectus, the investor(s) must be identified as underwriter(s), as well as selling shareholder(s).

Following this list of conditions, the Staff includes a short question and answer section relating to the types of conditions which would result in the investor retaining some "investment control."  The Staff notes that conditions such as "due diligence outs" would result in the investor retaining investment control.  However, the Staff states that "conditions such as (a)"bring downs" of customary representations or warranties and (b) customary clauses regarding no material adverse changes affecting the company" are not conditions to closing within the investor's control that would prevent the private transaction from being completed.  The Company believes that the conversion cap or percentage limitation is similar to bring downs of representations or clauses relating to the absence of a material change with the Company.

Fourth, the Staff's concern seems to lie in the fact that Southridge, which holds a convertible preferred stock of Fonix, may be an "affiliate" of Queen by virtue of the connection between the entities, and as such, may have some influence over Queen's obligation to accept puts under the Seventh Equity Line.  Although the Company has responded to the matter concerning the lack of joint or shared control over the two entities, the Company points out that Section 7.2(i) of the Seventh Equity Line refers to Queen's holding more than 4.99% of the Company's outstanding common stock.  It does not refer to any affiliates of Queen.  As such, whether Southridge converts shares of the Company's convertible preferred stock and holds the common shares issued, under the Seventh Equity Line Agreement, that has no bearing on Queen's obligation to accept a put of shares from the Company.

Securities and Exchange Commission

December 23, 2005

In fact, it appears to the Company that the resolution of the issue of the relationship or lack thereof between Queen and Southridge is not dispositive of the conversion cap/percentage limitation issue.  This is because there is nothing in the Seventh Equity Line Agreement that requires Queen to sell shares put to it, or to go into the market and purchase shares of Fonix common stock, and as such, own an aggregate of 4.99%.  In other words, irrespective of any ownership of Fonix common stock by any affiliates of Queen, Queen by its own actions (either by holding or by purchasing shares at market) could reach the 4.99% threshold and prevent the Company from being able to issue put notices and to make draws on the Seventh Equity Line.

The business purpose behind the Seventh Equity Line (and the prior equity lines), is for the Company to have access to capital and for Queen to make a profit.  The conversion price in the Seventh Equity Line does not include a floor or ceiling, but rather is based on a percentage discount to the market price.  As such, whether the Company's stock is trading at $100 per share or $0.03 per share, Queen will make roughly 7% of the amount of each draw.  The Company and Queen entered into the Seventh Equity Line Agreement with the understanding that Queen would make available to the Company an equity line facility of up to $20,000,000, to be drawn at the Company's discretion.  The Company and Queen negotiated the conversion price to be based on a formula relating to the market price for the Company's common stock.  The Company understands that Queen will make a profit in connection with draws on the Seventh Equity Line.  The Company and Queen negotiated the percentage that would result in that profit.  It is in the interest of both the Company and Queen for the Company to be able to draw on the equity line.

Please note, however, that this does not mean that Queen has any investment control over whether to accept a put, or even to direct the Company as to whether or when the Company will issue a put.  The decision to draw on the Seventh Equity Line or not lies solely within the discretion of the Company.  Under the Seventh Equity Line Agreement, Queen may not direct the Company to issue a put, and subject to the conditions listed above, may not refuse to purchase shares put to it by the Company under a validly issued put notice.  Queen does not have make any "investment decisions" with respect to puts by the Company under the Seventh Equity Line.

In conclusion, irrespective of the existence or nature of any relationship between Queen and Southridge, Queen is and remains irrevocably bound to meet its obligations under the Seventh Equity Line Agreement.  If the Company issues a valid put notice (as defined in the Seventh Equity Line Agreement, Queen is obligated to purchase the shares.

Summary, page 2

3.

We note your response to our prior comment number one.  Please also discuss the following in the summary:

*

the aggregate amount of your debt obligations, noting generally the kinds of debt involved, including unpaid wages and vendor accounts;

*

*

that Queen, Southridge and McCormack are controlled by the same individual;

Securities and Exchange Commission

December 23, 2005

*

and that you have granted a security interest that could equal $x amount of the proceeds from the seventh equity line.

Response to Comment No. 3

[Response to first bullet point] The summary of the offering includes the following language, which is a statement of the Company's debt obligations, including unpaid wages and vendor accounts:

We incurred net losses of $15,148,000, $13,543,000 and $19,898,000 for the years ended December 31, 2004, 2003 and 2002.  As of December 31, 2004, we had an accumulated deficit of $226,625,000, accrued liabilities of $6,815,000 and owed trade payables of $5,225,000.  For the nine months ended September 30, 2005, we incurred a net loss of $14,924,000.  As of September 30, 2005, we had an accumulated deficit of $242,546,000, accrued liabilities and accrued liability obligations of $9,704,000 and owed accounts payable of $5,912,000.

[Response to second bullet point] - The Company has clarified its disclosure of the management and control over Queen, Southridge, and McCormack in the Summary section.

[Response to third bullet point] - The Company has included a statement of the amount of the security interest granted.

4.

Briefly explain the significance of the McCormack note that you mention on page four.  Consider tying such explanation to your discussion on page three of the LTEL acquisition, if appropriate.

Response to Comment No. 4

The Company has expanded its "Summary of the Company" section to include a more detailed discussion of the McCormack Note.  The Company respectfully points out that it included a discussion of the McCormack Note in the Summary Section in response to Comment No. 5 from the prior comment letter.  The Company has retained a more thorough discussion of the LTEL acquisition, including the terms of the McCormack Note in the "Management's Discussion and Analysis" Section, and has cross referenced that discussion in the Summary Section.

5.

Please indicate whether The Breckenridge Fund and Southridge Partners are affiliates or have the same beneficial owners.

Response to Comment No. 5

The Company has included a statement that there is no affiliation or relationship between Southridge and Breckenridge in the "Recent Developments" Section where Breckenridge is discussed.

Securities and Exchange Commission

December 23, 2005

Risk Factors, page 8

There is an increased potential for short sales . . ., page 11

6.

Describe to what extent, under the federal securities laws and the terms of your Queen equity line agreements, Queen is permitted to sell short your common stock.

Response to Comment No. 6

The Company has revised its risk factor relating to short sales to explain that pursuant to Regulation M, the Equity Line Investor may not be permitted to engage in market making activities simultaneously with the distribution of the shares.  Pursuant to Article V of the Seventh Equity Line Agreement, Queen covenanted to comply with all applicable state and federal securities laws, including, but not limited to, Regulation M.

Our primary source of funding recently . . .,  page 12

7.

We note your responses to our prior comments six, eleven and twelve.  Please address any risk to investors if the money from the equity line is being used primarily to satisfy debt and other payment obligations to McCormack or Southridge, rather than for other business purposes.  Also address how this situation, including your dependence on advances form Queen (which is controlled by the same individual who controls McCormack and Southridge), could affect McCormack’s or Southridge’s behavior towards you regarding such payment obligations – for example, on waivers or forgiveness of defaults or on debt terms.

Response to Comment No. 7

As noted in response to Comment No. 2, the Company disagrees that Queen is controlled by the same individual who controls McCormack and Southridge.  Although Southridge Capital Management (of which Mr. Hicks is President) has an contractual advisory relationship with Queen and with McCormack, overriding control over investment and voting of shares held by Queen and McCormack resides with Queen and McCormack, respectively, through their corporate directors, Navigator Management and Discovery Management, of which Mr. Sims is president.  As such, while the entity controlled by Mr. Hicks has an advisory relationship with Queen and McCormack, Queen is controlled by Navigator Management, and McCormack is controlled by Discovery Management, both of which are controlled  by Mr. Sims.

Securities and Exchange Commission

December 23, 2005

The Company has revised the risk factor to explain that if the Company uses proceeds from the Seventh Equity Line to make payments on the McCormack Note, it will have fewer funds available for other corporate purposes.  At the present time, the Company believes that its relationship with the Equity Line Investor, Southridge, and McCormack are good, and that the Company likely could engage in negotiations with these entities should the need arise.  However, because mitigating circumstances such as the positive relationship with these entities are not appropriate for inclusion in risk factor disclosures, the Company has omitted such facts.  The Company believes that it would be improper to speculate on potential conflicts which may or may not arise.  The Company believes that its relationship with the three entities are good, and that it has adequately disclosed the risks involved relating to the relationship between McCormack and the Equity Line Investor.

Liquidity and Capital Resources, page 40

8.

Please describe briefly the events that constitute events of default under your material agreements, particularly under the note payable to McCormack, and the consequences of default.

Response to Comment No. 8

The Company has included the disclosure requested by the Staff.

Equity Lines of Credit, page 46

9.

Please also include your response to our prior comment 16 in the prospectus.

Response to Comment No. 9

The Company has included the disclosure requested by the Staff.

Selling Shareholders, page 65

10.

We note your response to our prior comment six that “the natural person who controls Southridge also shares investment control over Queen LLC.”  Please reconcile this statement with your disclosure on page 66 of the person who has investment control over Queen.  In addition, revise the first paragraph of this section regarding the lack of any relationships between you and any of Queen’s affiliates to reflect the transactions with McCormack and Southridge.

Response to Comment No. 10

The Company has revised both the first paragraph of the "Selling Shareholder" Section and the disclosure on page 66 as requested by the Staff.

Securities and Exchange Commission

December 23, 2005

11.

Given that Queen, Southridge and McCormack are controlled by the same individual, address whether the calculation of beneficial ownership for purposes of the 4.999% ownership limitation contained in the equity line agreement or the Series J Preferred Stock purchase agreement takes into account those Fonix shares beneficially owned by the investor’s affiliates.  For example, indicate whether the calculation of Queen’s beneficial ownership includes Fonix shares beneficially owned by Southridge or McCormack.

Response to Comment No. 11

We note our response regarding conversion caps set forth above. We are advised that while none of the entities advised by SCM are required to file a Schedule 13d or Schedule 13G , each would disclaim beneficial ownership in the securities held by any other entity (see Exchange Act Rule 13 d -4). Furthermore, with regard to SCM, we are advised that it has pending with the Commission an application to become a registered investment adviser, in which event the provisions of Rule 16a-1 (a) (1) (v) would apply.

Amendment No. 1 to Form S-1, File Number 333-129236

12.

To the extent applicable, revise to comply with the comments above.

Response to Comment No. 12

The Company has revised this registration statement where applicable in response to Comment Nos. 1-11 above.

13.

Please provide us with a copy of the assignment agreement between Southridge, the Breckenridge Fund and Fonix.

Response to Comment No. 13

The Company has filed the Assignment Agreement as an exhibit to this registration statement.

Preliminary Revised Schedule 14A

14.

To the extent applicable, revise to comply with the comments above.

Response to Comment No. 14

The Company has revised the preliminary proxy statement where applicable in response to Comment Nos. 1-11 above.

Securities and Exchange Commission

December 23, 2005

15.

Revise the second paragraph under “Proposal No. 3 – Background of the Proposed Amendment” to clarify that you may utilize shares from the additional authorized increase to satisfy your obligations under the seventh equity line agreement.  Also disclose the portion of the additional shares that may be used to draw funds under the equity line.  If you may use all of the additional shares for this purpose, please make this clear in your proxy materials.

Response to Comment No. 15

The Company has revised its disclosure in Proposal 3 to clarify that the Company may use shares from the additional authorized increase for any authorized purpose including, if necessary, for issuance under the Seventh Equity Line Agreement.  Because, as noted, the Company is not obligated to draw any particular amount under the Seventh Equity Line Agreement, but instead makes draws at its discretion, the Company is unable to determine the number of shares it will need to issue in connection with the Seventh Equity Line.  The Company has not set aside, and does not at this time anticipate setting aside, any number of shares for any purpose, including the Seventh Equity Line.  The Company believes it highly unlikely that it will use all 5,000,000,000 of the shares in connection with the Seventh Equity Line as, at current market rates and at the conversion rate set forth in the Seventh Equity Line, such number of shares would translate to draws in excess of $179,000,000, while the maximum commitment amount of the Seventh Equity Line is only $20,000,000.

Conclusion

Effectiveness of these Registration Statements and approval of the Preliminary Proxy are critical to the Company.  As such, the Company respectfully requests the Staff to review this response letter as quickly as possible, with a view to the Commission allowing the registration statements to go effective as early as January 5, 2006.  The Company will file a formal request for acceleration of effectiveness upon confirmation from the Staff that no further revisions to the registration statement are required.

Please contact the undersigned (801-415-3031) or Park Lloyd of this office (801-415-3056) with any additional questions or comments.

Respectfully,

DURHAM JONES & PINEGAR

/s/ Jeffrey M. Jones

Jeffrey M. Jones, Esq.